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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*


                               MAF Bancorp, Inc.
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock par value $.01 per share
                    --------------------------------------
                         (Title of Class of Securities)

                                   55261R108
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)

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-----------------------                                    ---------------------
CUSIP NO.  55261R108                 13G                   PAGE 2 OF 5 PAGES
-----------------------                                    ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mid America Federal Savings Employee Stock Ownership Plan
      36-3703663
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois
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                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          299,941
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             299,941

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      299,941
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.86% based upon 10,490,113 shares outstanding as of December 31, 1996
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      EP
------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!


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        Mid America Federal Savings Bank Employee Stock Ownership Plan

                                 SCHEDULE 13G


Page 3 of 5
CUSIP Number 55261R108


Item 1(a)      Name of Issuer:
               MAF Bancorp, Inc.


Item 1(b)      Address of Issuer's Principal Executive Offices:
               55th & Holmes Avenue
               Clarendon Hills, IL 60514

Item 2(a)      Name of Person Filing:
               Mid America Federal Savings Bank
               Employee Stock Ownership Plan

Item 2(b)      Address of Principal Business Office:
               55th & Holmes Avenue
               Clarendon Hills, IL 60514

Item 2(c)      Citizenship:
               Illinois

Item 2(d)      Title of Class of Securities:
               Common Stock par value $.01 per share

Item 2(e)      CUSIP Number:
               55261R108

Item 3. The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.
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Page 4 of 5
CUSIP Number: 55261R108


Item 4 Ownership. As of December 31, 1996, the reporting person beneficially owned 299,941 shares of the issuer. This number of shares represents 2.86% of the common stock, par value $.01, of the issuer, based upon 10,490,113 shares of such common stock outstanding. The reporting person has shared power to vote or direct the vote of 299,941 shares. The reporting person has the sole power to dispose or direct the disposition of 299,941 shares of stock.

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item  6        Not applicable



Item  7        Not applicable





Item  8        Not applicable



Item  9        Not applicable

Item 10        Certification.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
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Page 5 of 5
CUSIP Number: 55261R108




                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



2/14/97
--------------------------------------------------------------------------------
(Date)



/s/  David W. Hart
--------------------------------------------------------------------------------
(Signature)
David W. Hart
Vice President & Trust Officer
NBD Bank


NBD Bank, N.A. and its successors in trust not individually but solely as trustee under that certain Mid America Federal Savings Bank Employee Stock Ownership Trust effective as of July 1, 1989 by and between the undersigned and Mid America Federal Savings Bank.